Exhibit 99.3

FORMULA SYSTEMS (1985) LTD.

PROXY FOR THE 2016 ANNUAL GENERAL MEETING OF SHAREHOLDERS
TO BE HELD ON DECEMBER 21, 2016

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

The undersigned hereby constitutes and appoints Guy Bernstein and Asaf Berenstein and each of them, the true and lawful attorneys, agents and proxies of the undersigned, with full power of substitution to each of them, to represent and to vote, on behalf of the undersigned, all of the Ordinary Shares of Formula Systems (1985) Ltd. (the “Company”), held of record in the name of the undersigned at the close of business on November 21, 2016, at the 2016 Annual General Meeting of Shareholders of the Company (the “Meeting”) to be held at the offices of the Company, 5 HaPlada Street, Or Yehuda 60218, Israel, on Wednesday, December 21, 2016 at 10:00 a.m. (local time), and at any and all adjournments or postponements thereof on the following matters, which are more fully described in the Notice of 2016 Annual General Meeting of Shareholders and Proxy Statement relating to the Meeting.

The undersigned acknowledges the availability to him, her or it of the Notice of 2016 Annual General Meeting of Shareholders and Proxy Statement of the Company relating to the Meeting.

THIS PROXY, WHEN PROPERLY EXECUTED, WILL BE VOTED IN THE MANNER DIRECTED HEREIN BY THE UNDERSIGNED. IF NO DIRECTIONS ARE INDICATED WITH RESPECT TO PROPOSALS 1, 2, 3 OR 5, THE SHARES REPRESENTED BY THE PROXY WILL BE VOTED AS RECOMMENDED BY THE COMPANY’S BOARD OF DIRECTORS. IF NO DIRECTION IS GIVEN WITH RESPECT TO PROPOSAL 4, THIS PROXY WILL NOT BE VOTED ON SUCH PROPOSAL.

IMPORTANT NOTE: The vote under this proxy will not be counted towards the special majority required for the approval of Proposal 4 unless the undersigned confirms that he, she or it does not have a conflict of interest in the approval of Proposal 4 by completing the box for Item 4A on the reverse side. If you have such a conflict of interest, you should contact the Company, in accordance with the instructions in the Proxy Statement, to vote on Proposal 4 via a separate proxy card that is designed for a holder who has such a conflict of interest.

Any and all proxies heretofore given by the undersigned are hereby revoked.

(Continued and to be signed on the reverse side)

2016 ANNUAL GENERAL MEETING OF SHAREHOLDERS OF

FORMULA SYSTEMS (1985) LTD.

December 21, 2016

Please date, sign and mail
your proxy card in the
envelope provided as soon
as possible.

↓Please detach along perforated line and mail in envelope.↓

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” EACH OF PROPOSALS 1 TO 5 BELOW

Please sign, date and return promptly in the enclosed envelope. please mark your vote in blue or black ink as shown here ☒

Important Instructions for Item 4A relating to Proposal 4

PLEASE BE CERTAIN TO FILL IN THE BOX “FOR” OPPOSITE ITEM 4A TO CONFIRM THAT YOU DO NOT HAVE A CONFLICT OF INTEREST IN THE APPROVAL OF PROPOSAL 4.

Under the Companies Law, you cannot be counted towards the special majority required for Proposal 4 unless you provide the foregoing important confirmation. If you actually do have a conflict of interest in the approval of Proposal 4, you may vote on that proposal by contacting the Company's Chief Financial Officer, Asaf Berenstein,, at +972-3-538-9487 or ir@formula.co.il who will provide to you a proxy card that is designed for you (and in that case, you should not vote under this proxy card with respect to Proposal 4 and should not fill in the box for Proposals/Item4A).

If you hold your securities via a broker or other nominee, please contact him, her or it, and inform such broker or other nominee that it should contact the Company as described above.

			FOR	AGAINST	ABSTAIN
	1.	To re-elect Mr. Marek Panek to our Company’s Board of Directors, for a term expiring at our next annual general meeting of shareholders.	☐	☐	☐
	2 .	To re-elect Mr. Rafal Kozlowski to our Company’s Board of Directors, for a term expiring at our next annual general meeting of shareholders;	☐	☐	☐
	3.	To re-elect Ms. Dafna Cohen to our Company’s Board of Directors, for a term expiring at our next annual general meeting of shareholders;	☐	☐	☐
	4.	To approve an amended and restated compensation policy, subject to, and in accordance with, the provisions of the Israeli Companies Law, 5759-1999 (the “Companies Law”);	☐	☐	☐
	4A.	The undersigned does not have a conflict of interest (referred to as a “personal interest” under the Israeli Companies Law, as described in the Proxy Statement) in the approval of Proposal 4;	☐
	6.	To approve the re-appointment of Kost Forer Gabbay & Kasierer, registered public accounting firm, a member firm of Ernst & Young Global, as our independent registered public accounting firm for the year ending December 31, 2016 and until our next annual general meeting of shareholders, and to authorize our Company’s Board of Directors and/or its Audit Committee to fix such accounting firm’s annual compensation.	☐	☐	☐

To change the address on your account, please check the box at the right and indicate your new address in the address space above. Please note that changes to the registered name(s) on the account may not be submitted via this method.

☐

Signature of shareholder	Date	Signature of shareholder	Date

Note:	Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each owner should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by a duly authorized officer, giving full title as such. If the signer is a partnership, please sign in partnership name by authorized person.